FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                For July 7, 2003

                        Commission File Number: 000-29644

                                ARM HOLDINGS PLC

                 (Translation of registrant's name into English)

                                110 Fulbourn Road
                                Cambridge CB1 4NJ
                                     England

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F   X      Form 40-F
                         _____                _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes            No   X
                          _____         _____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                ARM HOLDINGS PLC


                                INDEX TO EXHIBITS


Item
1.            Press release dated June 9, 2003
2.            Press release dated June 16, 2003
3.            Press release dated June 16, 2003
4.            Press release dated June 23, 2003
5.            Press release dated June 25, 2003
6.            Press release dated July 7, 2003

                                   Signatures



      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  July 7, 2003
                                                ARM HOLDINGS PLC.


                                                By:  /s/Tim Score
                                                Name: Tim Score
                                                Title: Chief Financial Officer

                                                                          Item 1


                     HYNIX SEMICONDUCTOR LICENSES ARM SC100
                               MICROPROCESSOR CORE

              ARM SecurCore technology now the most widely adopted
                    32-bit RISC architecture for smart cards


CAMBRIDGE, UK and SEOUL, KOREA - June 9, 2003 - ARM [(LSE: ARM); (Nasdaq:
ARMHY)], the industry's leading provider of 16/32-bit embedded RISC processor solutions, and Hynix Semiconductor, today announced that Hynix has licensed the ARM(R) SecurCore(TM) SC100(TM) microprocessor core. Hynix will utilize the ARM technology for the advancement of its smart card and security solutions.

Hynix is one of the growing producers of smart card ICs with a number of end applications including SIM cards for GSM phones, banking cards and Mass Transit contactless cards. The licensing of the SC100 microprocessor core by Hynix confirms the position of the ARM SecurCore technology as the industry's most widely adopted 32-bit RISC architecture for smart cards.

"As the need for secure applications in the Asia Pacific region expands, we see a growing need for smart card chips in applications such as mobile communication, banking, transportation and government ID. This market will devour increasing numbers of ICs," said Jay Chae, vice president of MCU business, Hynix. "For this reason, we chose to licence the industry's leading secure microprocessor solution, the SecurCore SC100 core from ARM, so that we could provide our customers with ICs that deliver the best security features, including fast cryptographic acceleration and best-in-class Java Card(TM) support."

"Hynix's licensing of the SecurCore SC100 core demonstrates that ARM's industry-proven microprocessor technology is helping drive the industry forward in the development of secure ICs," said Bruce Beckloff, director, Marketing, ARM. "The combination of our SecurCore technology and Hynix's high volume manufacturing capability will be a powerful proposition for the emerging Asia Pacific market for secure ICs."

About ARM
ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com.

About Hynix Semiconductor Inc.
Hynix Semiconductor Inc., with its principal place of business in Ichon, Korea, is an industry leader in the development, sales, marketing and distribution of high-quality semiconductors including DRAM, SRAM, Flash memory and System IC products.
Hynix is one of world's largest DRAM suppliers with twelve semiconductor manufacturing facilities worldwide. In addition, Hynix is aggressively expanding its System IC business in the product areas of MCU, CMOS Image Sensor, and LCD Driver IC. Hynix System IC also provides foundry service to industry leading semiconductor companies. More information is available from the web site at at http://www.hynix.com.


                                      ENDS

ARM is a registered trademark of ARM Limited. SecurCore and SC100 are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE:ARM and Nasdaq:ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM, INC.; ARM KK; ARM Korea Ltd.; ARM, Taiwan; ARM France SAS ; and ARM Consulting (Shanghai) Co. Ltd.

                                                                          Item 2

Key message notes for journalists and analysts:

o Thumb-2 core technology enables an entirely new level of performance and code density and will fulfil consumer's demand for more attractive devices, running exciting applications, with longer battery life.

o ARM microprocessor cores using Thumb-2 core technology offer significantly improved performance and greater energy efficiency over existing solutions without added silicon or software cost.

o Thumb-2 core technology seamlessly blends both 16- and 32-bit instructions using a single compiler to accelerate software development.



            NEW ARM THUMB-2 CORE TECHNOLOGY PROVIDES INDUSTRY-LEADING
                     LEVELS OF CODE DENSITY AND PERFORMANCE

      New Thumb-2 extensions for the ARM architecture blend 16- and 32-bit instructions to enable higher performance, greater energy efficiency and lower memory costs


CAMBRIDGE, UK - June 16, 2003 - ARM [(LSE:ARM) (Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions, today introduced at Embedded Processor Forum, San Jose, Calif., Thumb(R)-2 core technology, a new instruction set for the ARM(R) architecture, which provides enhanced levels of performance, energy efficiency, and code density for a wide range of embedded applications. Thumb-2 core technology builds upon the existing ARM instruction set architecture, maintaining full compatibility with existing software investments and development toolchains.

"The ARM architecture has been widely adopted in the embedded market and is now the market leader in 32-bit unit shipments," said Tony Massimini, chief of Technology, Semico Research. "The ARM Thumb-2 core technology raises the bar in terms of code density and performance optimization. With this new technology, ARM offers its Partners strong growth potential in cost critical embedded applications."

The new Thumb-2 core technology is built on the foundation of ARM's industry leading Thumb code compression technology, retaining all of the exceptional compact code qualities and complete code compatibility with existing ARM solutions, while providing increased performance and energy efficiency from compact code. Thumb-2 is a new blended instruction set combining both 16-bit and 32-bit instructions designed to deliver the best balance of density and performance enabling new embedded and mobile devices that support feature-rich applications with longer battery life.

"Performance, energy efficiency, and memory footprint are the most important considerations for designers of embedded systems, such as automotive, and mass storage applications, and especially for portable applications such as mobile phones and PDAs," said Richard Phelan, Embedded CPU manager, ARM. "One of the most difficult challenges in embedded software system design is the trade-off between code density, features and performance, which all have an effect on system energy consumption. Thumb-2 core technology gives the developer the optimum balance of code density and performance, providing system designers with the freedom to create an entirely new generation of power efficient, and feature rich embedded devices."

Thumb-2 core technology provides best in class code density for embedded software applications providing savings in overall memory costs. This is particularly significant for the high-speed memory close to the microprocessor core, efficient use of which is vital in high-performance systems where small savings in memory can result in large improvements in performance and power savings for the system.

"Thumb-2 core technology uses 26 percent less memory than pure 32-bit code to reduce system cost, and at the same time, Thumb-2 core technology delivers 25 percent better performance than 16-bit code alone enabling designers to save power by reducing clock speed. The benefits of Thumb 2 core technology are clear
- it saves designers time and complexity, while delivering even better results," added Phelan.

The Thumb-2 core technology will be a component of future ARM cores currently in development.

About ARM
ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com

                                      ENDS

ARM and Thumb are registered trademarks of ARM Limited. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC; ARM KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; and ARM Consulting (Shanghai) Co. Ltd.

                                                                          Item 3

Key message points for journalists and analysts:

o AXI technology is a next-generation high-performance on-chip interconnect protocol, which extends the capability of the AMBA specifications

o Many key industry players have co-operated to define the new protocol and as a result, widespread adoption of AXI technology is expected to be rapid

o AMBA is recognized as a de-facto industry standard. Widely used, it benefits from extensive support from ARM and third-party tools vendors




      ARM EXTENDS AMBA SPECIFICATION WITH AXI PROTOCOL FOR HIGH-PERFORMANCE
                             SYSTEM-ON-CHIP DESIGN

 AXI delivers ground-breaking performance while building on key AMBA strengths

CAMBRIDGE, UK -- June 16, 2003 - ARM [(LSE: ARM); (Nasdaq: ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions, today announced at Embedded Processor Forum, San Jose, Calif., the release of the AXI definition, a new high-performance protocol within the AMBA(TM) methodology portfolio of specifications. AXI technology enhances the existing AMBA specification providing a protocol that has been designed to meet the needs of ultra high performance and complex system-on-chip (SoC) designs.

Companies that have collaborated on the development of AXI technology, include:
Agere Systems, Agilent, Atmel, Cadence, Conexant Systems, CoWare Inc., Epson, Ericsson Mobile Platforms AB, Fujitsu, Hewlett-Packard Company, Infineon, LSI Logic, Mentor Graphics, Matsushita, Mentor Graphics, Micronas, Motorola, NEC Electronics Corporation, NEC Electronics (Europe), OKI Electric Industry Co., Philips Semiconductors, QUALCOMM, Samsung, STMicroelectronics, Synopsys, Toshiba Corporation, and Verisity. ARM's Silicon Partners have co-operated to ensure that AXI technology satisfies the most demanding interconnect requirements of performance and flexibility and ARM's EDA Partners have engaged to provide comprehensive third-party tools support.

"The new AXI protocol puts AMBA firmly in the lead in the high-performance system space," said Mike Muller, CTO, ARM. "Features such as the uni-directional channel architecture and support for multiple outstanding transactions ensure that AXI technology delivers the high data bandwidth, high clock speeds and low latencies required by the most demanding system designs."

By offering developers a complete embedded solution, from the industry-leading microprocessor cores to pioneering design methodologies such as AMBA AXI technology, ARM continues to provide innovative technologies that further reduce time-to-market for ARM Partners.

"The AXI technology meets the growing need for a protocol specifically designed for very high-performance applications," said Markus Levy, senior analyst, Instat/MDR. "With features such as register-sliced signaling and out-of-order burst transactions, the AXI technology will significantly benefit intra-chip data transfers within next-generation SoCs. Furthermore, the fact that so many of ARM Partners collaborated to develop the AXI protocol implies it already has wide industry acceptance and support."

In line with support for current AMBA protocols, APB and AHB, ARM will provide a comprehensive range of products to complement the third-party support for AXI technology. This will comprise a complete design environment of modelling, verification and implementation IP.

Technical features of the new high-performance AXI protocol include:
o Uni-directional channel architecture. Information flow is in one direction only, enabling very simple bridging between clock domains. This reduces the gate count and hence timing penalty when signals traverse complex SoCs.
o Support for multiple outstanding transactions. This enables parallel execution of bursts, resulting in greater data throughput. This facilitates both high performance when required, and low power as tasks complete in a shorter time.
o Independent Address and Data channels. This enables per-channel optimization, by breaking timing paths as required to maximize clock frequency and minimize latency.
o Increased flexibility. With symmetrical Master and Slave interfaces, AXI technology can be easily used for anything from point-point to multi-hierarchy systems.

Availability
The AMBA AXI specification is available from ARM now. The specification is open and free of any charges and is downloadable from the ARM web site at: www.arm.com. To protect the integrity of the AMBA technology, the specification is made available under a simple license agreement.

Editor's Note:
The following collaborating companies have endorsed the AXI protocol:

"AMBA technology has become an established standard within our industry for system-on-chip module assembly. By adopting AMBAAXI technology, we will protect the significant investment that we have made in AMBA, while taking a big step forward in performance and flexibility."
Don Friedberg, director of design methodology, Agere Systems

"AMBA AXI methodology brings a new step forward for high bandwidth and low latency design with backward AHB compatibility."
Michel Guellec, IP Design manager, Atmel Rousset

"Cadence is committed to providing new technologies and services throughout the design chain as AMBA technology continues to evolve. A major aspect of our support will be enabling smooth migration to the new release, to ensure that legacy SoC designs can take full advantage of new capabilities without loss of productivity. Cadence expertise in HDL and SystemC tools in real-world SoC products provides a strong foundation for customers as they begin to create AMBA AXI designs." Rahul Razdan, corporate vice president and general manager of the Systems and Functional Verification group, Cadence Design Systems, Inc.
"The participative nature of the AMBA AXI Program has ensured that the new specification will further increase both the flexibility and the performance of the protocol and yield a cross-platform adoption."
Mohamed Ben-Romdhane, IP director, Conexant Systems Inc.

"By participating in the AMBA AXI Program, we have been able to understand the new capabilities AMBA AXI technology brings to the market, enabling us to plan the additions to our existing AMBA 2.0 support. This will enable our customers to take advantage of the new standard as early as possible."
John MacDermott, director, Strategic Alliances, CoWare Inc.

"With the continual increase in system performance and the aggressive time-to-market required of Infineon's wireless business the availability of open bus standards plays an important role. Working in partnership with the industry as a whole improves efficiency in terms of tools, IP re-use and exchange. With the wide collaboration and support, the AMBA AXI program looks set to follow in the footsteps of AMBA 2.0 technology. AMBA AXI technology certainly has some useful pipelining and posting features that will be of benefit for larger chips requiring scalable interconnects at high frequency. The case for adoption is strong, and we are in a position to support this as an industry standard."
Klaus Hau, vice president and general manager Wide Area, Secure Mobile Solutions, Infineon Technologies AG

"AMBA AXI technology introduces new capabilities, not just at the protocol level but also to ease physical implementation of the bus in deep sub-micron technologies. These new features will likely expand the adoption of AMBA technology beyond just next-generation processors SoC subsystems to other application specific areas with high-bandwidth and low-latency requirements. LSI Logic is already implementing targeted peripherals and subsystems based on the draft AMBA AXI standard."
Rafi Kedem, senior director of processor cores technology group, LSI Logic.

"The industry-wide acceptance of AMBA technology as a SoC bus standard was key in our development of Platform ExpressT, enabling us to automate the creation and verification of complex IP in SoC designs. AMBA AXI technology will facilitate the creation of even more sophisticated SoC designs."
Serge Leef, general manager, SoC Verification Division, Mentor Graphics

"The joint definition of the AMBA AXI open standard enables interconnect schemes to be well adapted to tomorrow's data access requirements. This approach enables us to extend our successful in-house implementations based on current AMBA technology to new methodologies which combine our own complex building blocks with third-party IP."
Steffen Zimmermann, system engineering multimedia, Micronas

"Motorola plans to work with ARM to merge the Motorola IP Interconnect with the future AMBA specification. At the same time, we are working with our customers to bring commercial implementations of ARM to market quickly and effectively, as shown by the rapidly growing list of global customers for our portfolio of Innovative Convergence(TM) 2.5G integrated multimedia and software solutions." Morris Moore, vice president and director of Systems/Architecture, Wireless Broadband and Systems Group, Motorola Semiconductor Products Sector

"Having largely standardized our internal methodology for ARM core-based SoC and macro development around AMBA 2.0 technology we are looking forward to introducing the enhanced capabilities of the AMBA AXI methodology."
Ewald Preiss, manager, Macro Development Group, NEC Electronics (Europe)

"We believe that the AMBA AXI architecture will enable us to deliver the best solution to our customers."
Tomihiro Ishihara, department manager of SoC design support group, 3rd Custom LSI Division, 1st Business Development Operation Unit, NEC Electronics Corporation

"The new features within AXI technology will drive the adoption of the AMBA methodology even further as it addresses complex on-chip communications issues, furthering the development of even more sophisticated system-on-chip designs while easing the SoC integration challenge. We are committed to working with ARM to establish AXI technology as the next-generation on-chip interconnect standard."
Yuki Ushida, general manager, Strategic Planning Office, Silicon Solutions Company, OKI Electric Industry Co. Ltd.

"The current generation of AMBA technology, widely supported by third party tool and IP vendors, receives broad usage within Philips. We have been able to contribute to the AMBA AXI program and jointly define a next-generation open standard, that will address our most challenging on-chip communication needs." Bart De Loore, general manager, ReUse Technology Group, Philips Semiconductors

"AMBA technology has been very useful in developing our mobile application processors. We believe that the new AMBA AXI methodology would contribute a lot in making the SoC integration more efficient, simpler and easier, definitely with a lot of performance improvement."
Dr. Yun-Tae Lee, vice president of Mobile Solution Project, Samsung Electronics

"We have seen open On-Chip-Bus standards combined with plug-compatible commercial IP significantly increase the productivity of SoC designers. Based on the success of more than 150 users of our DesignWare AMBA 2.0 IP solutions, we will continue our commitment to AMBA by delivering AMBA AXI implementation and verification IP.
Mike Keating, vice president of engineering, Synopsys

"System-level interconnect can be a bottleneck that erodes performance.
One of the reasons ARM CPUs have been so successful in ASIC development is that ARM had the foresight to develop AMBA technology and have energetically deployed it. AMBA technology helps reduce design time for ARM core-based ASICs and is important for the success of the ARM11(TM) architecture."
Richard Tobias, vice president, ASIC and Foundry Business Unit, System LSI Group, Toshiba America Electronic Components, Inc.

"Verisity has long partnered with ARM to provide essential technology and methodology for functional verification, and we are committed to helping enable the ARM open AMBA AXI on-chip bus standard. Verisity will work closely with ARM to address the need for AMBA AXI compliance verification and e Verification Component (eVC) availability to ensure that our customers' embedded system designs are of the highest quality."
Dave Tokic, director of strategic marketing, Verisity

About AMBA
The AMBA specification is an established, open methodology that serves as a framework for SoC designs, effectively providing the `digital glue' that binds IP cores together. It is the backbone of ARM's design reuse strategy and has been adopted by a large part of the industry including more than 90 percent of ARM's Partners, and a large number of third-party IP providers. The specification has been downloaded more than 12,000 times and implemented in hundreds of ASIC designs.

With a wide third-party IP base and extensive EDA tool support from many of the industry's leading EDA suppliers, the AMBA methodology provides a quality solution for interface-based design of high-performance systems. Since the AMBA interface is processor and technology independent, it enhances the reusability of peripheral and system macrocells across a wide range of silicon processes.

About ARM
ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, handheld computing, multimedia, digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.

                                    - ends -


ARM is a registered trademark of ARM Limited. ARM11 and AMBA are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and
Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Consulting (Shanghai) Co. Ltd.

                                                                          Item 4

         MEDIATEK LICENSES ARM CORE FOR CONSUMER ENTERTAINMENT PRODUCTS


CAMBRIDGE, UK AND TAIPEI, TAIWAN - June 23, 2003 - ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC processor solutions, and MediaTek Inc., today announced that MediaTek has licensed the ARM926EJ-S(TM) microprocessor core for use in future integrated circuits (ICs) targeted at the consumer entertainment market. MediaTek is an existing ARM(R) Partner having licensed the ARM7TDMI(R) core in March 2002, and this licensing agreement extends the technology relationship between the two companies. By licensing this core, MediaTek now has the opportunity to add improved Java functionality to its next generation of products targeted at applications such as DVD players and home audio systems.

ARM now has a total of 14 Partners in Taiwan, with eight of these taking a license for an additional core.

"The designs we have produced based on the industry-leading ARM7TDMI core have been very well received by our customers and we look forward to extending our range of ARM core-based products," said M.K. Tsai, chairman, MediaTek. "The ARM926EJ-S core will enable us to continue to develop our product range and add support for the Java functionality that our customers, particularly in the consumer space, are demanding."

"The market for consumer entertainment products is advancing rapidly and the need to run Java applications within these products is taking on more and more importance," said Philip Lu, president, ARM Taiwan. "The Java functionality that the ARM926EJ-S core offers will enable MediaTek to bring enriched media content to home entertainment devices in a world where advanced, feature-rich services are becoming prevalent."

The ARM926EJ-S core contains ARM Jazelle(R) technology that accelerates Java execution, as measured by Embedded Caffeine Mark, by up to 8 times compared to a fully software-based JVM. It can also run diverse platform operating systems, such as Linux, Palm OS, Windows CE and Symbian OS, in mobile phones or other applications. The ARM926EJ-S core is fully synthesizable, enabling it to be applied to several generations of process technology. It also features selectable size instruction and data caches, and instruction and data tightly-coupled memory interfaces. To further ease development of a complex SoC an Embedded Trace Macrocell (ETM) interface, and an AMBA(TM)AHB (Advanced High-Performance Bus) on-chip interconnect interface are also provided.

About ARM
ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com.

About MediaTek Inc.
MediaTek Inc. is a leading provider of total solution for optical storage and digital consumer semiconductor. Founded in 1997 and headquartered at Hsin-Chu Science Park, Taiwan, MediaTek is now one of the world's top 10 IC fabless companies and the world's largest chipset supplier of CD-ROM, DVD-ROM, CD-RW and DVD player. The Company's common stock is traded on the Taiwan Stock Exchange under the code 2454. For more information, please visit the Company's web site at www.mtk.com.tw.

                                    - ends -

ARM , ARM7TDMI and Jazelle are registered trademarks of ARM Limited. ARM926EJ-S and AMBA are trademarks of ARM Limited. All other brands or product names are the property ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Consulting (Shanghai) Co. Ltd.

Embedded Caffeine Mark is a trademark of Pendragon Software.

                                                                          Item 5

Key message points for journalists and analysts are:

o First ARM core-based smart card issued by one of the top four smart card manufacturers

o       First smart card based on SecurCore technology

o       Further reinforces ARM's penetration into the security/smart card market


           OBERTHUR CARD SYSTEMS LAUNCHES NEW ARM POWERED 32-BIT SIM
                         TECHNOLOGY FOR 2G/3G MIGRATION

PARIS, FRANCE AND CAMBRIDGE, UK - June 25, 2003 - Oberthur Card Systems [(Euronext : code Euroclear 12413)], one of the world's leading providers of smart card-based solutions and first to introduce Java(TM) technology in the mobile market in 1998, and ARM, [(LSE:ARM); (Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions, today announced that Oberthur Card Systems is using the ARM(R) 32-bit RISC SecurCore(TM) technology for its new SIMphonIC(TM) 3G 64 RSA 32-bit smart card, which enables mobile operators to easily and cost-effectively migrate from 2G to 3G technology , while supporting the performance required by 3G secure authentication algorithms.

Oberthur Card Systems' SIMphonIC 3G 64 RSA 32-bit smart card is a new, high-security, high-performance, dual mode SIM card embedding 2G applications as well as offering 3G SIM Tool Kit capability, compliant with latest ETSI and 3GPP specifications. This new high value SIM card offers a full 64Kbytes of EEPROM and provides an ideal migration path for mobile operators as it enables the seamless upgrade from 2G to 3G services, enabling the backward compatibility from 3G to 2G at minimal cost.

The Oberthur SIMphonIC 3G 64 RSA 32-bit card supports true multi-function capability and is able to run other Java technology-based applications. By implementing an advanced flexible security management, based on several "PIN" code levels and fully supporting the 3GPP Phonebook, the Oberthur USIM card enables the user to develop their own personal database, storing contact details and secured sensitive information and allows synchronization with other devices, e.g. PCs running Microsoft Outlook and hand held PDAs.

"ARM SecurCore technology brings an outstanding level of performance, security, cost-efficiency and ease of development into smart card technology," said Velipekka Kuoppala, SIMphonIC 3G product manager, Oberthur Card Systems. "Building on our success with the SC100(TM) core - the first ARM SecurCore product - Oberthur is considering integrating more ARM Powered(R) smart card products into its roadmap by utilizing the SecurCore SC200(TM) core, which integrates Jazelle(R) technology for Java acceleration."

"Oberthur's new SIMphonIC 3G 64 RSA 32-bit is an important step for the secure industry, as it indicates the new phase smart card technology is entering. Card issuers and service providers will now be able to offer end-users a range of new applications, which have been enabled by the higher-performance CPUs now being incorporated into smart cards," said Dominique Lutz, secure segment manager, ARM. "The new Oberthur SIMphonIC 3G 64 RSA 32-bit demonstrates the relevance of ARM technology to the smart card marketplace, enabling industry shift for 32-bit performance at 8/16-bit system cost."

Oberthur Card Systems has already tested the new SIMphonIC 3G 64 RSA 32-bit smart card with operators around the world, and is planning a roll out of this product during summer 2003.

Availability
SecurCore technology is available now for licensing from ARM. The SIMphonIC 3G 64 RSA 32-bit SIM card is available from Oberthur Card Systems.

About Oberthur Card Systems
With sales of 440.2 million Euros in 2002, Oberthur Card Systems is one of the world's leading providers of card-based solutions, software and applications including SIM and multi-application smart cards and services ranging from consulting to personalization. Innovative products, security expertise and high quality services ensure Oberthur's strong positioning in its three main target markets.
    |X| Payment: 54% of 2002 revenues. The company is the world leader and number one supplier for Visa and MasterCard payment cards.
    |X| Mobile Communications: 29% of 2002 revenues, with open and interoperable solutions based on Java(TM) technology.
    |X| Identity & Security: emerging markets in which the company plays a pioneering role, with strong expertise in security and a dominant position in e-commerce and Pay-TV.
Close to its customers, Oberthur Card Systems benefits from an industrial and commercial presence across all five continents. Listed on the Euronext Stock Exchange (Euroclear code 12413) since July 2000, Oberthur Card Systems is a subsidiary of the Francois-Charles Oberthur Group. Web site: www.oberthurcs.com.

SIMphonIC is a registered trademark of Oberthur Card Systems

About ARM
ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals and system-on-chip (SoC) designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com/


                                      ENDS

ARM, ARM Powered and Jazelle are registered trademarks of ARM Limited. SecurCore, SC100 and SC200 are trademarks of ARM Limited. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Consulting (Shanghai) Co. Ltd.



Contact Investors / Press :
Oberthur Card Systems                 EURO RSCG C&O
Wais Wasiri                           Marie-Carole de Groc/Odile Rebattet
Tel : + 33 6 10 63 01 60              Tel : 01 58 47 95 07/06
Mail : w.wasiri@oberthurcs.com        Mail :  marie-carole.de-groc@eurorscg.fr
Marta Mauri                           Odile.rebattet@eurorscg.fr
Tel : +33 6 60 53 75 61
Mail : m.mauri@oberthurcs.com

                                                                          Item 6

MEDIA ADVISORY

MONDAY, 7 JULY 2003



               ARM SHIPS REALVIEW INTEGRATOR/CM926EJ-S CORE MODULE

What: ARM is now shipping the RealView(R)Integrator(TM)/CM926EJ-S Core Module, based on the ARM926EJ-S(TM)core, for the Integrator family of development and prototyping boards.

              The CM926EJ-S Core Module adds support for the ARM926EJ-S processor core to the Integrator/AP and Integrator/CP platform baseboards, as well as providing a standalone module on which custom development systems can be built.

              This version of the CM926EJ-S Core Module contains 32kBytes of D-Cache and 32kBytes of I-Cache, with 32kBytes of Tightly-Coupled Memory (TCM) for both the Instruction and Data buses. The ARM926EJ-S core can be clocked in excess of 160MHz and is suitable for operating system development at real ASIC speeds.

Who: ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, power-efficient processors, peripherals, and system-on-chip designs to leading international electronics companies, and provides comprehensive support required in developing a complete system solution.

Pricing and
availability: The ARM(R) RealView Integrator/CM926EJ-S is available now from ARM and distributors of ARM RealView development tools, priced at $6000.
                                    - ends -

ARM and RealView are registered trademarks of ARM Limited. ARM926EJ-S and Integrator are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE:ARM and Nasdaq:ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Consulting (Shanghai) Co Ltd.